DEXIA
Group

RECEIVED
2006 SEP 27 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Secretary-General

06017137

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

September 22th, 2006

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of September 6th and 21th 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

DGRP1 E SG

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

21/9/2006
1 p.

APPOINTMENT WITHIN THE DEXIA GROUP

Luc AUBERGER, 45, has been appointed as General Director of Finance for the Dexia Group. He will therefore be a Member of the Executive Committee of the Group. He will be appointed as from 27 November 2006.

Before joining Dexia, Luc Auberger was CFO at Calyon Group, a subsidiary of Crédit Agricole specialized in *Corporate* et *Investment Banking*.

After starting his career within the audit firm Deloitte & Touche, he joined Crédit Lyonnais where he held several positions, in particular in Hong Kong as CFO of the Asian Pacific Region units and later asCFO and COO of the Corporate & Investment Banking department.

As General Director of Finance of the Dexia Group, Luc Auberger will be in charge of the 'Mergers & Acquisitions', 'Strategic Planning & Management Control' and 'Accounting and Consolidation' businesses. He will coordinate and lead the budgetting process and ensure the implementation of IFRS standards in all the Group's entities concerned as well as the migration to Basle II regulations.

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 213 50 01 – F. : 02 213 50 80 – pressdexia@dexia.com
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

06/09/2006
1 p.

Successful completion of the capital increase

Dexia SA announces that its accelerated bookbuilt offering announced today was successfully completed after receiving strong demand from institutional investors. Dexia has accordingly placed 62 176 166 new ordinary shares with institutional investors at a price of EUR 19.30 per share; the total gross proceeds of the offering amount to EUR 1 200 000 000.

Closing and settlement of the offering is expected to take place on or around 12 September 2006.

This press release does not constitute any offer or solicitation to purchase or subscribe for securities in Belgium, France, Luxembourg or any other jurisdiction in which such offer or solicitation would be unlawful. The distribution of this press release may be restricted by law or regulation in certain countries. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The shares referred to in this press release will not be publicly offered in Belgium, France, Luxembourg or any other jurisdiction and such shares will not be registered in any jurisdiction.

These materials are not for distribution, directly or indirectly, in or into the United States of America. These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities. The securities mentioned herein may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares have not been, and will not be, registered under the Securities Act and will not be publicly offered in the United States.

This press release does not constitute an offer of securities in the United Kingdom and is for information only. It is only directed at "qualified investors" or other persons to whom it can lawfully be directed within section 86(1) of the Financial Services and Markets Act 2000. It is being communicated only to persons who receive the communication in the course of a business which involves dissemination through a publication of information concerning investment activities regulated by the Financial Services Authority, or to persons who have professional experience in matters relating to investments, or to any other persons to whom it can lawfully be communicated. Persons who do not have professional experience in matters relating to investments should not rely on it. Any investment to which this press release relates is only available to relevant persons.